FRANKLIN TEMPLETON

SEC Gives Nod to Spot-Structure Bitcoin ETFs: Insights from Industry Experts

Today, spot-structure bitcoin ETFs were declared effective by the SEC. We invite you to a conversation with Ric Edelman, Founder of the Digital Assets Council of Financial Professionals and Sandy Kaul, Franklin Templeton's Head of Digital Assets and Industry Advisory Services. This timely discussion will center around the world of cryptocurrency, including why now and what this means to advisors and investors.

Date: Thursday, January 11, 2024

Time: 9:00 a.m. PT | 12:00 p.m. ET

Duration: 30 minutes

REGISTER

Speakers:



Ric Edelman

Founder of Digital Assets Council of Financial Professionals



Sandy Kaul

Head of Digital Assets and Industry Advisory Services

Franklin Templeton

Franklin Templeton
(800) DIAL-BEN/342-5236
www.franklintempleton.com

FRANKLIN TEMPLETON

Benefit Street Partners | Brandywine Global | Clarion Partners
ClearBridge Investments | Franklin Templeton | K2 Advisors
Lexington Partners | Martin Currie | Royce Investment Partners | Western Asset

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FINANCIAL PROFESSIONAL USE ONLY/NOT FOR DISTRIBUTION TO THE PUBLIC

NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE

WHAT ARE THE RISKS?
All investments involve risks, including possible loss of principal.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA. **The Fund holds only bitcoin and cash and is not suitable for all investors.** The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments. **An investment in the Fund is not intended as a complete investment plan.** The value of the Fund's shares relates directly to the value of bitcoins, which has been in the past, and may continue to be, highly volatile. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of bitcoin, could have a material adverse effect on the value of the Fund's shares and investors could lose all or substantially all invested funds. An investment in the Fund is subject to a high degree of risk and should be considered speculative. The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell bitcoin at times when its price is high, or acquire

bitcoin at low prices in the expectation of future price increases. **The index price used to calculate the value of the Fund's bitcoin has a limited performance history and may be volatile**, adversely affecting the value of the Fund's shares. **Digital asset markets in the U.S. exist in a state of regulatory uncertainty**, and adverse legislative or regulatory developments could significantly harm the value of bitcoin or the Fund's shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of bitcoins, mining activity, digital wallets, the provision of services related to trading and custodying bitcoin, the operation of the Bitcoin network, or the digital asset markets generally. **Security threats** to the Fund's account at the Bitcoin Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the shares. **Competitive pressures** may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of bitcoin may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

Important Information
The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below their net asset value. Brokerage commissions and ETF expenses will reduce returns. ETF shares may be bought or sold throughout the day at their market price (MP), not their Net Asset Value (NAV), on a recognized national securities exchange. Shares of ETFs are tradable on secondary markets and may trade either at a premium or a discount to their NAV. The Fund issues and redeems Creation Units on a continuous basis. Creation Units are only issued or redeemed in exchange for an amount of cash determined based on the price of buying/selling the number of bitcoins published in the daily basket. No Shares are issued unless the Fund's prime broker has allocated to the Fund's account the corresponding amount of bitcoin. Creation Units may be created or redeemed only by Authorized Participants, who pay a transaction fee for each order to create or redeem Creation Units. The Shares will be sold to the public at prices that will reflect the price of bitcoin and the trading price of the Shares on the Cboe BZX exchange at the time of the offer.

The **CME CF Bitcoin Reference Rate** is a once-a-day benchmark index price that aggregates Bitcoin trade data from multiple USD markets operated by major cryptocurrency exchanges. The domicile, regulation and legal compliance of the bitcoin trading platforms included in the CF Benchmarks Index varies. Further information regarding each bitcoin exchange may be found, where available, on the websites for such bitcoin exchanges and public registers for compliance with local regulations, among other places. Source: CF Benchmarks Ltd. Important data provider notices and terms available at www.franklintempletondatasources.com. Indexes are unmanaged, and one cannot invest directly in an index. They do not reflect any fees, expenses or sales charges. Important data provider notices and terms available at www.franklintempletondatasources.com.

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